Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

RIGHT OF FIRST REFUSAL

AND CO-SALE AGREEMENT

OF

BOSS TECH, INC.

(d/b/a BOSS.Tech)

Dated as of [_____________, 2026]

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Right of First Refusal and Co-Sale Agreement (this "Agreement") is made as of [_____________, 2026] (the "Effective Date") by and among Boss Tech, Inc., a Delaware corporation doing business as BOSS.Tech (the "Company"); each of the persons listed on Schedule A attached hereto, in their capacity as founders and key holders of Common Stock of the Company (each a "Key Holder" and collectively the "Key Holders"); and each of the persons and entities listed on Schedule B attached hereto, as holders of Series Seed Preferred Stock of the Company (each an "Investor" and collectively the "Investors"). Each Key Holder, the Company, and each Investor is referred to herein as a "Party" and collectively as the "Parties."

RECITALS

A. The Company has entered into one or more Series Seed Preferred Stock Purchase Agreements with the Investors, pursuant to which the Investors have agreed to purchase shares of the Company's Series Seed Preferred Stock (the "Series Seed Preferred Stock"). The Investors include both investors in the Company's concurrent private placement of Series Seed Preferred Stock and Boss Tech II, a series of ArcRaise SPV, LLC (the "SPV"), which is acquiring Series Seed Preferred Stock in connection with a Regulation Crowdfunding offering of membership interests in the SPV.

B. The Key Holders are the founders of the Company and hold shares of the Company's Common Stock and, in some cases, other equity securities of the Company.

C. As a condition to the Investors' willingness to purchase the Series Seed Preferred Stock, the Parties wish to provide for (i) certain rights of first refusal in favor of the Company and the Investors with respect to proposed transfers of equity securities of the Company by Key Holders, and (ii) certain co-sale rights in favor of the Investors with respect to such transfers, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS

Capitalized terms used in this Agreement without separate definition have the meanings set forth below.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

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"Capital Stock" means (i) shares of Common Stock and shares of Preferred Stock (whether now outstanding or hereafter issued in any context), (ii) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (iii) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants, or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees.

"Common Stock" means the Common Stock, par value $0.00001 per share, of the Company.

"Company Notice" has the meaning set forth in Section 2.2(a).

"Investor Notice" has the meaning set forth in Section 2.3(a).

"Key Holder" means each of the individuals listed on Schedule A and any of their permitted transferees who hold Capital Stock subject to this Agreement.

"Manager" means, with respect to the SPV, ArcRaise Admin, LLC, a Delaware limited liability company, in its capacity as manager of the SPV.

"Participating Investors" has the meaning set forth in Section 3.1.

"Person" means any individual, corporation, partnership, limited liability company, trust, estate, association, governmental authority, or other entity.

"Preferred Stock" means the Series Seed Preferred Stock and any other series of preferred stock of the Company that may be authorized and issued from time to time.

"Proposed Key Holder Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of, or any other like transfer or encumbering of any Capital Stock (or any interest therein) proposed by any of the Key Holders.

"Proposed Transfer Notice" has the meaning set forth in Section 2.1(a).

"Prospective Transferee" means any Person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

"Series Seed Preferred Stock" has the meaning set forth in Recital A.

"SPV" means Boss Tech II, a series of ArcRaise SPV, LLC, a Delaware series limited liability company.

"Transfer Stock" means Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any Series Seed Preferred Stock or any Common Stock issued upon conversion thereof.

"Undersubscription Notice" has the meaning set forth in Section 2.3(b).

2. RIGHT OF FIRST REFUSAL

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2.1 Grant

Subject to the terms of Section 2.4 and Section 4 below, each Key Holder hereby unconditionally and irrevocably grants to (a) the Company a right of first refusal to purchase all or any portion of the Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee; and (b) if and to the extent the Company does not exercise such right of first refusal as to all of the Transfer Stock proposed to be transferred, the Investors a right of first refusal to purchase all or any portion of the remaining Transfer Stock not purchased by the Company, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

2.2 Notice; Company Right of First Refusal

(a) Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a written notice (a "Proposed Transfer Notice") to the Company and each Investor not later than thirty (30) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain (i) the material terms and conditions of the Proposed Key Holder Transfer (including the price and form of consideration); (ii) the identity of the Prospective Transferee; (iii) the number of shares of Transfer Stock proposed to be transferred; and (iv) the intended date of such transfer.

(b) To exercise its right of first refusal under this Section 2.2, the Company must deliver a written notice (a "Company Notice") to the selling Key Holder and each Investor within fifteen (15) days after delivery of the Proposed Transfer Notice. The Company Notice shall specify the number of shares of Transfer Stock the Company elects to purchase.

(c) If the Company does not elect to purchase all of the Transfer Stock proposed to be transferred, it shall promptly so notify the Investors in writing, and the remaining Transfer Stock shall be subject to the Investors' right of first refusal under Section 2.3.

2.3 Investor Right of First Refusal

(a) Each Investor shall have the right to purchase its Pro Rata Share (defined below) of the Transfer Stock not purchased by the Company under Section 2.2 by delivering a written notice (an "Investor Notice") to the selling Key Holder, the Company, and the other Investors within fifteen (15) days after delivery of the Company's notice under Section 2.2(c). An Investor's "Pro Rata Share" means a fraction (i) the numerator of which is the number of shares of Series Seed Preferred Stock owned by such Investor (on an as-converted to Common Stock basis), and (ii) the denominator of which is the total number of shares of Series Seed Preferred Stock owned by all Investors (on an as-converted to Common Stock basis), in each case immediately prior to the delivery of the Proposed Transfer Notice.

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(b) If any Investor elects to purchase less than its full Pro Rata Share of the Transfer Stock, the Company shall promptly so notify each Investor that elected to purchase its full Pro Rata Share (each, a "Fully-Exercising Investor"), and each Fully-Exercising Investor shall have the right to deliver, within five (5) business days of such notice, an additional written notice (an "Undersubscription Notice") electing to purchase up to such Fully-Exercising Investor's pro rata share of the remaining unsubscribed Transfer Stock (calculated based on the relative Pro Rata Shares of the Fully-Exercising Investors).

(c) For the SPV, the Investor Notice and Undersubscription Notice (if any) shall be delivered by the Manager on behalf of the SPV. The Manager shall make any decision regarding exercise of the right of first refusal in accordance with the governing documents of ArcRaise SPV, LLC and the Boss Tech II Series Appendix, including any consultation with the Lead Investor of the SPV, where applicable.

2.4 Effect of Failure to Exercise

If neither the Company nor the Investors elect to purchase all of the Transfer Stock proposed to be transferred under Sections 2.2 and 2.3, then, subject to the co-sale rights set forth in Section 3 below, the selling Key Holder may, during the ninety (90) day period following the expiration of the Investors' right of first refusal, transfer the unsubscribed Transfer Stock to the Prospective Transferee at the same price and on the same terms and conditions set forth in the Proposed Transfer Notice. If the selling Key Holder has not consummated the transfer within such 90-day period, any further transfer shall again be subject to the rights of first refusal and co-sale set forth in this Agreement.

2.5 Consideration; Closing

If the consideration proposed to be paid for the Transfer Stock is in property, services, or other non-cash consideration, the fair market value of the consideration shall be as reasonably determined by the Board of Directors of the Company in good faith. The closing of any purchase by the Company or any Investor under this Section 2 shall occur within thirty (30) days after delivery of the applicable election notice and shall be made in cash unless the parties otherwise agree.

3. RIGHT OF CO-SALE

3.1 Grant

Subject to the exceptions set forth in Section 4 below, each Key Holder hereby grants to each Investor that has not exercised its right of first refusal under Section 2 as to all of its Pro Rata Share of the Transfer Stock the right, but not the obligation, to participate in any Proposed Key Holder Transfer that is not purchased in full by the Company and the Investors under Section 2,

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on the terms and conditions set forth below (each such participating Investor, a "Participating Investor").

3.2 Exercise of Co-Sale Right

(a) Each Investor that elects to participate as a Participating Investor shall, no later than the expiration of the Investors' right of first refusal period under Section 2.3, deliver to the Company, the selling Key Holder, and the other Investors a written notice specifying the number of shares of Capital Stock (calculated on an as-converted to Common Stock basis) that such Investor elects to sell pursuant to the co-sale right granted herein.

(b) Each Participating Investor may sell, on the same terms and conditions as those set forth in the Proposed Transfer Notice, up to that number of shares of Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding any shares purchased by the Company or the Investors under Section 2) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock (on an as-converted to Common Stock basis) owned by such Participating Investor immediately prior to the Proposed Key Holder Transfer, and the denominator of which is the sum of (A) such number of shares plus (B) the number of shares of Capital Stock (on an as-converted to Common Stock basis) owned by all other Participating Investors immediately prior to the Proposed Key Holder Transfer, plus (C) the number of shares of Transfer Stock owned by the selling Key Holder immediately prior to the Proposed Key Holder Transfer.

(c) Each Participating Investor electing to exercise its co-sale right shall deliver to the selling Key Holder, no later than the closing of the Proposed Key Holder Transfer, one or more certificates (or, if uncertificated, a stock power or other instrument of transfer) representing the number of shares of Capital Stock to be sold by such Participating Investor in the Proposed Key Holder Transfer, together with any further documentation reasonably required to effect such transfer.

(d) For the SPV, the co-sale exercise notice and related transfer documentation shall be delivered by the Manager on behalf of the SPV. The Manager shall make any decision regarding exercise of the co-sale right in accordance with the governing documents of ArcRaise SPV, LLC and the Boss Tech II Series Appendix.

3.3 Reduction in Sale by Key Holder

The number of shares of Transfer Stock that the selling Key Holder may sell pursuant to a Proposed Key Holder Transfer in which Participating Investors exercise co-sale rights shall be correspondingly reduced by the aggregate number of shares of Capital Stock that the Participating Investors are entitled to sell pursuant to Section 3.2.

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3.4 Closing

The selling Key Holder shall use commercially reasonable efforts to cause the Prospective Transferee to purchase the Capital Stock of the Participating Investors at the closing of the Proposed Key Holder Transfer on the same terms and conditions, including the same per-share consideration, as those applicable to the Transfer Stock. If the Prospective Transferee refuses to do so, the selling Key Holder shall not consummate the Proposed Key Holder Transfer unless the selling Key Holder purchases the Participating Investors' Capital Stock at the same per-share price and on the same terms and conditions, in which case the Proposed Key Holder Transfer to the Prospective Transferee shall be reduced accordingly.

3.5 Multiple Series of Stock

If Participating Investors hold shares of Preferred Stock that, after conversion to Common Stock, would yield Common Stock of a series other than the Common Stock proposed to be transferred by the Key Holder, the Prospective Transferee shall accept that Common Stock from the Participating Investors as if it were the Common Stock proposed to be transferred.

4. EXEMPT TRANSFERS

4.1 Exempt Transfers

Notwithstanding anything to the contrary in this Agreement, the rights of first refusal and co-sale set forth in Sections 2 and 3 shall not apply to:

(a) a bona fide gift to the Key Holder's spouse, ancestors, descendants (whether natural or adopted), siblings, or any custodian or trustee of any trust, partnership, or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, the Key Holder or any such family members (a "Family Transfer");

(b) any transfer to the Company in connection with the repurchase of unvested or vested Common Stock pursuant to a written agreement (including stock restriction or stock purchase agreements) between the Company and the Key Holder;

(c) any transfer pursuant to a merger, consolidation, or other business combination of the Company, or pursuant to a registered public offering by the Company;

(d) any transfer pursuant to the drag-along rights set forth in the Company's Voting Agreement (or any equivalent agreement);

(e) any transfer pursuant to a qualified domestic order, divorce settlement, divorce decree, or separate maintenance agreement; and

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(f) any transfer approved in writing by the Board of Directors (including approval by a majority of the directors elected by the holders of Preferred Stock, if any) and a majority in interest of the Investors.

4.2 Conditions to Exempt Transfers

Any transfer pursuant to Section 4.1(a) shall be conditioned upon the transferee's execution of a joinder to this Agreement, in substantially the form attached as Exhibit A, pursuant to which the transferee agrees to be bound by all terms of this Agreement applicable to the transferring Key Holder. Transfers pursuant to Sections 4.1(b) through 4.1(f) are not required to comply with this joinder requirement.

5. PROHIBITED TRANSFERS

5.1 Effect of Prohibited Transfer

If any Key Holder attempts to make a Proposed Key Holder Transfer in violation of this Agreement, the Company shall not record such transfer on its books, treat the Prospective Transferee as the owner of such shares, or accord to such Prospective Transferee any rights as a stockholder. The purported transferee shall have no rights as a stockholder of the Company, and the purported transfer shall be void ab initio.

5.2 Specific Performance

Each Key Holder acknowledges and agrees that any breach of this Agreement would result in substantial harm to the Company and the Investors for which monetary damages alone could not adequately compensate, and that the Company and the Investors are entitled to seek injunctive relief and specific performance to enforce this Agreement, in addition to any other remedies available at law or in equity.

6. TERMINATION

6.1 Termination Events

This Agreement, and all rights and obligations of the Parties hereunder, shall terminate upon the first to occur of:

(a) the closing of a firm-commitment underwritten public offering of the Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company of not less than $75,000,000 (a "Qualified IPO");

(b) the closing of a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation);

(c) the date on which fewer than 25% of the shares of Series Seed Preferred Stock originally issued by the Company (on an as-converted to Common Stock basis) remain outstanding (excluding shares converted in connection with a Qualified IPO); and

(d) written agreement of (i) the Company, (ii) a majority in interest of the then-outstanding Investors, and (iii) Key Holders holding a majority of the Capital Stock then held by all Key Holders.

6.2 Survival

Termination of this Agreement shall not affect any rights or obligations of any Party arising prior to such termination, including with respect to any breach of this Agreement prior to termination.

7. MISCELLANEOUS

7.1 Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Company and a majority in interest of the Investors, except that an Investor may assign its rights hereunder to (i) an Affiliate, or (ii) a transferee to whom such Investor transfers at least twenty-five percent (25%) of the shares of Series Seed Preferred Stock originally held by such Investor; provided that such transferee executes a joinder to this Agreement in substantially the form attached as Exhibit A. For the avoidance of doubt, transfers among holders of membership interests in the SPV (whose interests in the Company are held only indirectly through the SPV) are not transfers of Series Seed Preferred Stock and do not trigger this Section 7.1.

7.2 Governing Law; Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles. Any dispute arising out of or relating to this Agreement shall be resolved exclusively in the state or federal courts located in the State of Delaware, and the Parties hereby consent to the exclusive jurisdiction of such courts.

7.3 Notices

All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, by email (with confirmation of receipt), or by reputable overnight courier, to the addresses set forth on Schedule A or Schedule B, as applicable, or to such other address as a Party may designate by notice to the others. Notices to the SPV shall be delivered to the Manager.

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7.4 Amendments and Waivers

Any term of this Agreement may be amended, terminated, or waived only with the written consent of (i) the Company, (ii) the Key Holders holding a majority of the Capital Stock then held by all Key Holders, and (iii) a majority in interest of the then-outstanding Investors; provided that any amendment, termination, or waiver that adversely affects any individual Investor in a manner disproportionate to the other Investors shall additionally require the written consent of such affected Investor.

7.5 Entire Agreement

This Agreement (including the Schedules and any Exhibits hereto), together with the Series Seed Preferred Stock Purchase Agreement, the Investors' Rights Agreement, the Voting Agreement, and the Amended and Restated Certificate of Incorporation of the Company, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect thereto.

7.6 Severability

If any provision of this Agreement is held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions shall remain in full force and effect.

7.7 Counterparts; Electronic Signature

This Agreement may be executed in counterparts and through electronic signature, each of which shall be deemed an original and all of which together shall constitute one instrument. A joinder executed by a transferee or a new holder of Series Seed Preferred Stock pursuant to Section 4.2, Section 7.1, or otherwise shall, upon execution, make such transferee a party to this Agreement with the same effect as if such transferee had executed this Agreement directly.

7.8 Adjustments for Stock Splits

All references in this Agreement to numbers of shares or per-share amounts shall be appropriately adjusted to reflect any stock splits, stock dividends, recapitalizations, combinations, or similar events affecting the Capital Stock.

7.9 Construction

Section headings are for convenience only and shall not affect the interpretation of this Agreement. The terms "including" and "includes" shall be construed as "including without limitation" and "includes without limitation," respectively. References to "dollars" and "$" mean U.S. dollars.

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

SIGNATURE PAGE — RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

IN WITNESS WHEREOF, the Parties have executed this Right of First Refusal and Co-Sale Agreement as of the Effective Date.

THE COMPANY:

BOSS TECH, INC. (d/b/a BOSS.Tech)

By: ___________________________________

Name: Felicite Moorman

Title: Chief Executive Officer

KEY HOLDERS:

____

Felicite Moorman, individually

____

Ryan Buchert, individually

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

SIGNATURE PAGE — INVESTORS

IN WITNESS WHEREOF, the undersigned Investor has executed this Right of First Refusal and Co-Sale Agreement as of the Effective Date.

Investor Name: ____

If an individual:

Signature: ___________________________________

If an entity:

By: ___________________________________

Name: _________________________________

Title: _________________________________

For Boss Tech II, a series of ArcRaise SPV, LLC (the SPV):

By: ArcRaise Admin, LLC, its Manager

By: ___________________________________

Name: Matthew Palmer

Title: Manager

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SCHEDULE A — KEY HOLDERS

The following individuals are Key Holders for purposes of this Agreement:

1. Felicite Moorman

   Address: [______________________________]

   Email: [______________________________]

2. Ryan Buchert

   Address: [______________________________]

   Email: [______________________________]

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

SCHEDULE B — INVESTORS

The following Persons are Investors for purposes of this Agreement:

1. Boss Tech II, a series of ArcRaise SPV, LLC
   c/o ArcRaise Admin, LLC, as Manager
   Address: [_______________________________]
   Email: [_______________________________]

2. ZRF Global LLC
   Address: [_______________________________]
   Email: [_______________________________]

3. [Additional concurrent private placement investors to be listed here as they sign joinders or execute the agreement directly]

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EXHIBIT A — FORM OF JOINDER

This Joinder Agreement (this "Joinder") is made as of [_____, 20__] by [Name of new party] (the "Joining Party").

Reference is made to that certain Right of First Refusal and Co-Sale Agreement, dated as of [_____, 2026], by and among Boss Tech, Inc., a Delaware corporation (the "Company"), the Key Holders party thereto, and the Investors party thereto (as amended from time to time, the "ROFR Agreement").

The Joining Party hereby acknowledges that it has received and reviewed a copy of the ROFR Agreement and agrees that, upon execution of this Joinder, the Joining Party shall be deemed a party to the ROFR Agreement and shall be bound by all of its terms as if it had executed the ROFR Agreement on the date set forth above. The Joining Party is joining the ROFR Agreement as a [Key Holder / Investor — select one].

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the ROFR Agreement.

JOINING PARTY:

Name: _____

If an individual:

Signature: _____

If an entity:

By: _____

Name: _____

Title: _____

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

Boss Tech, Inc. — ROFR and Co-Sale Agreement

Date: ________________________________

ACKNOWLEDGED AND AGREED:

BOSS TECH, INC.

By: ________________________________

Name: ________________________________

Title: ________________________________